                                                        OMB NUMBER:  3235-0145
                                                      --------------------------
                                                      Expires:  October 31, 1997
                                                      Estimated average burden
                                                      hours per form  14.90


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*

                             ERC Industries, Inc.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   268912102
- --------------------------------------------------------------------------------
                                (CUSIP Number)

                  Arthur M. Nathan, Haynes and Boone, L.L.P.
            1000 Louisiana Street, Suite 4300, Houston, Texas 77002
                                (713) 547-2000
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 8, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


- -----------------------                                  ---------------------
  CUSIP NO. 268912102                                      PAGE 2 OF 7 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         John Wood Group PLC, a company registered in Scotland and incorporated under the laws of the United Kingdom

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- -------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
         WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) OR 2(e)                                            [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         United Kingdom

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF              24,337,702

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING               24,337,702

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         24,337,702

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         88.5%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         CO

- ------------------------------------------------------------------------------

    The Schedule 13D dated October 19, 1992, as amended by Amendment No. 1 thereto dated December 3, 1992, Amendment No. 2 thereto dated December 7, 1992, Amendment No. 3 thereto dated January 11, 1993, Amendment No. 4 thereto dated April 30, 1993, Amendment No. 5 thereto dated July 29, 1993, Amendment No. 6 thereto dated March 13, 1996, Amendment No. 7 thereto dated March 22, 1996, Amendment No. 8 thereto dated June 6, 1996, Amendment No. 9 thereto dated July 24, 1996, Amendment No. 10 thereto dated August 2, 1996 and Amendment No. 11 thereto dated September 26, 1996 (the "Schedule 13D") of John Wood Group PLC (the "Reporting Person"), relating to the Common Stock, $.01 par value per share, of ERC Industries, Inc., a Delaware corporation (formerly known as ERC Subsidiary, Inc., successor by merger to ERC Industries, Inc.), is hereby amended and supplemented as set forth below. Defined terms used in this Amendment No. 12 and not defined herein shall have their respective meanings as set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following paragraphs:

    "The $10,000,000 used to make the purchases reported by this Amendment No. 12 to Schedule 13D came from the Reporting Person's working capital."

Item 4.  Purposes of the Transaction.

Item 4 is hereby amended by adding the following paragraphs:

    "On September 8, 1997, the Company and the Reporting Person entered into an Investment Agreement (the "Investment Agreement") pursuant to which the Reporting Person purchased and the Company sold an aggregate of 6,250,000 shares (the "Shares") of Common Stock. The purchase price for such Shares was $1.60 per share (or an aggregate consideration of $10,000,000). The Company's Board of Directors formed a special committee consisting entirely of outside Directors (the "Special Committee") to negotiate the transaction. The Special Committee retained the investment banking firm of Rauscher Pierce Refsnes, Inc. to evaluate the transaction.

    The Investment Agreement contains representations and warranties of the Company and the Reporting Person which are typical of transaction of this kind. The Investment Agreement is attached hereto as Exhibit K.

    In connection with the Investment Agreement, the Company granted registration rights to the Reporting Person pursuant to a Registration Rights Agreement dated as of September 8, 1997 (the "Registration Rights Agreement"). Under the terms of the Registration Rights Agreement, the Reporting Person has demand registration rights, pursuant to which the Reporting Person may request, not more than two times, registration by the Company of any or all of the Shares within 120 days after notice to the Company. The Registration Rights Agreement also grants piggyback registration rights, which allow the Reporting Person to participate in underwritten public offerings initiated by the Company during the next five years, subject to certain limitations and conditions set forth therein. Under the terms of the Registration Rights Agreement, the ability of the Reporting Person to exercise the rights granted thereunder may not be subordinated or subject to registration rights granted to any other person or entity.

The rights granted under the Registration Rights Agreement terminate, and the registration rights will not be exercisable by the Reporting Person, on the earlier of (i) the fifth anniversary date of the Registration Rights Agreement, or (ii) at such time as all of the Shares may immediately be sold under Rule 144 under the Securities Act of 1933, as amended, during any 90-day period. The Registration Rights Agreement is attached hereto as Exhibit L.

    As a result of the purchase of the Shares, the Reporting Person currently owns an aggregate of 24,337,702 shares representing approximately 88.5% of the outstanding shares of Common Stock.

    It is presently contemplated that the Reporting Person may, depending on its evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Person, general economic conditions, regulatory conditions, financial and stock market conditions and other future developments, make additional purchases of Common Stock either in the open market or in private transactions (or combinations thereof). The Reporting Person is continuing to evaluate its investment in the Company, including the feasibility of acquiring all of the capital stock of the Company. Any such acquisition would necessarily involve extraordinary corporate actions with respect to the Company which may involve certain of the actions or occurrences set forth in paragraphs (a) through (j) of
Item 4 of Schedule 13D, including, without limitation, actions to eliminate minority interests in the Company, terminate registration status pursuant to
Section 12(g)(4) of the 1934 Act and delist the Common Stock from the Nasdaq Stock Market. Depending upon the circumstances, the Reporting Person might also hold its shares of Common Stock for an extended period of time, or may decide to sell all or part of its investment in the Common Stock. While the Reporting Person is continuing to evaluate its investment in the Company, no detailed plans or arrangements have been made at this time."

Item 5.  Interest in Securities of the Issuer.

    The information set forth in Item 4 of this Amendment No. 12 is incorporated by reference in response to this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    The information set forth in Item 4 of this Amendment No. 12 is incorporated by reference in response to this Item 6.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety by the following paragraphs:

    *A Form of proposed Certificate of Ownership and Merger merging ERC Industries, Inc. into ERC Subsidiary, Inc.

    *B Stock Purchase Agreement dated October 15, 1992 among the John Wood Group PLC, as Purchaser, Quantum Fund, N.V., Warren H. Haber, Lawrence
         M. Pohly and John L. Teager, as Sellers, and ERC Industries, Inc.

    *C Standstill and Voting Agreement dated October 15, 1992 among John Wood Group PLC, Quantum Fund, N.V. and ERC Industries, Inc.

    *D Irrevocable Proxy executed by Quantum Fund, N.V. to John Wood Group PLC and J. Derek P. Jones.

    *E Notice of Waiver of Conditions to Consummate Purchase Agreement dated November 30, 1992.

    *F Agreement dated December 4, 1992, between the Reporting Person and ERC Industries, Inc.

    *G Agreement dated December 4, 1992, among the Reporting Person, ERC Industries, Inc., and the Indemnitees.

    *H Letter Agreement dated March 5, 1996, between the Reporting Person and Quantum.

    *I Investment Agreement dated June 6, 1996, between the Reporting Person and the Company.

    *J Registration Rights Agreement dated June 6, 1996, between the Reporting Person and the Company.

   **K Investment Agreement dated September 8, 1997, between the Reporting Person and the Company.

   **L Registration Rights Agreement dated September 8, 1997, between the Reporting Person and the Company.

 -----------------------

    *    Previously filed.
   **    Filed herewith.

                                   SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 12 to Schedule 13D is true, complete and correct.


    Date:  September 10, 1997


                                            JOHN WOOD GROUP PLC



                                            By:      /s/ J. Derek P. Jones
                                               ------------------------------
                                               Name:   J. Derek P. Jones
                                               Title:  Director

                                 EXHIBIT INDEX


    *A Form of proposed Certificate of Ownership and Merger merging ERC Industries, Inc. into ERC Subsidiary, Inc.

    *B Stock Purchase Agreement dated October 15, 1992 among the John Wood Group PLC, as Purchaser, Quantum Fund, N.V., Warren H. Haber, Lawrence
         M. Pohly and John L. Teager, as Sellers, and ERC Industries, Inc.

    *C Standstill and Voting Agreement dated October 15, 1992 among John Wood Group PLC, Quantum Fund, N.V. and ERC Industries, Inc.

    *D Irrevocable Proxy executed by Quantum Fund, N.V. to John Wood Group PLC and J. Derek P. Jones.

    *E Notice of Waiver of Conditions to Consummate Purchase Agreement dated November 30, 1992.

    *F Agreement dated December 4, 1992, between the Reporting Person and ERC Industries, Inc.

    *G Agreement dated December 4, 1992, among the Reporting Person, ERC Industries, Inc., and the Indemnitees.

    *H Letter Agreement dated March 5, 1996, between the Reporting Person and Quantum.

    *I Investment Agreement dated June 6, 1996, between the Reporting Person and the Company.

    *J Registration Rights Agreement dated June 6, 1996, between the Reporting Person and the Company.

   **K Investment Agreement dated September 8, 1997, between the Reporting Person and the Company.

   **L Registration Rights Agreement dated September 8, 1997, between the Reporting Person and the Company.


 ----------------------------

    *    Previously filed.
   **    Filed herewith.